Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Registration No. 333-259570

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

INSPIRATO ANNOUNCES RECORD THIRD QUARTER 2021 RESULTS;

ON-TRACK TO EXCEED FULL YEAR 2021 REVENUE EXPECTATIONS

- Record Quarterly Revenue of $65 Million, up 52% Year-over-Year -

- Reached $116 Million of ARR, Highest in the Ten-Year History of the Company -

- Strengthening Demand Indicates 2021 Revenue to Exceed Expectations -

Denver, Colorado – December 3, 2021 – Inspirato LLC (“Inspirato” or the “Company”), the innovative luxury travel subscription brand, today announced financial results for the third quarter and nine months ended September 30, 2021.

Third Quarter 2021 Highlights:

•	Record Setting Third Quarter Results. Third quarter 2021 revenue, Total Active Subscribers*, Active Subscriptions*, and Annual Recurring Revenue* all finished at the highest levels in Company history.

•	Robust Luxury Travel Demand Drives Record Revenue. Revenue was $65 million in the third quarter, a 52% increase year-over-year and a 15% increase as compared to the third quarter of 2019.

•

Innovative Subscription Model Powers Growth. Active Subscribers increased to a record 13,191, an increase of 12% year-to-date. Active Subscriptions increased to a record 14,114, an increase of 12% year-to-date. Annual Recurring Revenue increased to a record $116 million, a 27% increase year-to-date.

•

Record Cash and Liquidity While Investing in Corporate Infrastructure and Growth Initiatives. Cash flow used in operating activities was $1.3 million for the quarter compared to $5.2 million for the third quarter of 2020. Cash flow provided by operating activities was $18.4 million year-to-date compared to $4.6 million year to date in 2020. Free Cash Flow* was $(2.6) million for the quarter and $15.7 million year-to-date, compared to $(5.7) million for the third quarter and $1.1 million year to date in 2020, resulting in a record cash balance of $81.8 million at September 30,2021, an increase of $28.6 million in the trailing 12 months. Net loss was $9.1 million during the third quarter of 2021 and $13.6 million year-to-date in 2021, compared to net income of $1.7 million during the third quarter of 2020 and $4.6 million year-to-date in 2020. Adjusted EBITDA* was $(3.3) million during the third quarter of 2021 and $(9.5) million year-to-date, compared to $3.9 million during the third quarter of 2020 and $11.4 million year-to-date in 2020. Total employees increased to 708, up 52% year-to-date.

•

Rapidly Growing Inventory to Respond to Luxury Consumer Preferences for Curated, Private Accommodations. The Company increased the total accommodations under our control, including residences and hotel penthouses, suites and rooms to 492, up 17% from the second quarter and 34% year-over-year. Total nights delivered in the third quarter of 2021 increased to 40,403, up 71% from the third quarter of 2020.

*

A reconciliation of GAAP to non-GAAP financial measures, including Adjusted EBITDA and Free Cash Flow, is provided under the heading “Non-GAAP Financial Measures” below. In addition, definitions for our key business metrics, including Annual Recurring Revenue, Active Subscribers and Active Subscriptions is provided under the heading “Key Business Metrics” below.

Management Commentary:

Brent Handler, Chief Executive Officer, said: “We are very proud of the continued momentum in the business during the third quarter of 2021. We exceeded our growth expectations across all key metrics including new subscriptions, new properties, occupancy and forward bookings. Our subscription model is providing great value to our customers and is now generating an Annual Recurring Revenue of $116 million as we have added nearly 1,500 new subscriptions year-to-date. We continue to refine and offer more benefits to our luxury subscriptions which we believe will propel our growth as we close out 2021 and beyond. We are also very excited about the launch of Inspirato Real Estate. This offering will help bring additional residence supply onto the Inspirato platform while providing real estate investors and luxury vacation homeowners a world-class partner and a steady income stream. None of this would have been possible without the unwavering support of the entire Inspirato community, including our incredibly dedicated employees and the thousands of members who have continued to trust us with their travel.”

Web Neighbor, Chief Financial Officer, said: “By adding diverse, high-quality inventory to meet the strong demand from our subscribers, we were able to deliver a record quarter across a number of key metrics. On the back of these results as well as strengthening demand trends, we are on track to exceed our 2021 revenue expectations of $222 million.”

Recent Business Highlights:

•

On June 30, 2021, the Company entered into a business combination agreement with Thayer Ventures Acquisition Corporation (Nasdaq: TVAC; “Thayer”). Upon closing of the business combination contemplated thereby, the combined company will operate as Inspirato, and its Class A common stock is expected to be listed on Nasdaq under the ticker symbol “ISPO.” The business combination is expected to close during the first quarter of 2022.

•

Launched Inspirato Real Estate, a major strategic initiative to accelerate expansion of its growing portfolio of branded luxury vacation residences and add even more choices for its subscribers. With the launch of Inspirato Real Estate, the Company plans to enhance its supply pipeline by establishing a dedicated brand, website and sales team to lease luxury vacation homes from owners and investors who want to leverage Inspirato’s unique expertise to help them reach their real estate and financial goals.

•

In October 2021, the Company announced meaningful improvements to Inspirato Pass, expanding the Pass Trip list from approximately 150,000 options to over 1.5 million, adding the flexibility to hold multiple Pass reservations at the same time, and increasing the average value of Pass trips.

About Inspirato

Launched in 2011, Inspirato is the innovative luxury travel subscription brand that provides affluent travelers access to a managed and controlled portfolio of hand-selected vacation options, delivered through a subscription model to ensure the service and certainty that affluent customers demand. The Inspirato Collection includes branded luxury vacation homes available exclusively to subscribers and guests, accommodations at five-star hotel and resort partners, and custom travel experiences. In 2019, Inspirato improved travel by introducing Inspirato Pass, the world’s first luxury travel subscription inclusive of nightly rates, taxes, and fees. On June 30, 2021, Inspirato entered into a definitive merger agreement with Thayer Ventures Acquisition Corp. (Nasdaq: TVAC) that is expected to result in Inspirato becoming a publicly listed company on Nasdaq under the ticker symbol “ISPO.” For more information, visit www.inspirato.com.

About Thayer Ventures Acquisition Corporation

Thayer Ventures Acquisition Corporation (Nasdaq: TVAC; “Thayer”) is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While Thayer may pursue an acquisition opportunity in any industry or sector, it is focusing on the travel and transportation technology sectors, which align with the background and investing experience of the Thayer management team.

Non-GAAP Financial Measures

This press release includes Adjusted EBITDA and Free Cash Flow, which are non-GAAP financial measures that Inspirato uses to supplement its results presented in accordance with GAAP. We believe that these non-GAAP financial measures provide useful information to investors about our business and financial performance, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because we believe that these non-GAAP financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry.

There are limitations related to the use of these non-GAAP financial measures, including that they exclude significant expenses that are required by GAAP to be recorded in our financial measures. Other companies may calculate non-GAAP financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any measures derived in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of Adjusted EBITDA and Free Cash Flow to their respective related GAAP financial measures. We encourage investors and others to review our business, results of operations, and financial information in its entirety, not to rely on any single financial measure, and to view Adjusted EBITDA and Free Cash Flow in conjunction with their respective related GAAP financial measures.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, pandemic related severance costs, public company readiness costs, and gain on forgiveness of debt. Inspirato includes this non-GAAP financial measure because it is used by management to evaluate Inspirato’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted EBITDA excludes certain expenses that are required in accordance with GAAP because certain expenses are either non-cash expenses (for example, depreciation and amortization and share-based compensation) or are not related to our underlying business performance (for example, interest income, net).

Free Cash Flow

We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment and additions to capitalized software. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment and additions to capitalized software, that can be used for strategic initiatives. Our Free Cash Flow is impacted by the timing of bookings because we collect travel revenue between the time of booking and 30 days before a stay or experience occurs.

Key Business Metrics

We use a number of operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and business plans, and make strategic decisions. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy.

Active Subscriptions and Active Subscribers

We use Active Subscriptions to assess the adoption of our subscription offerings, which is a key factor in assessing our penetration of the market in which we operate and a key driver of revenue. We define Active Subscriptions as subscriptions as of the measurement date that are paid in full, as well as those for which we expect payment for renewal. Active Subscribers are subscribers who have one or more Active Subscription(s).

Annual Recurring Revenue

We believe that ARR is a key metric to measure our business performance because it is driven by our ability to acquire Active Subscriptions and to maintain our relationship with existing subscribers. ARR represents the amount of revenue that we expect to recur annually, enables measurement of the progress of our business initiatives, and serves as an indicator of future growth. ARR should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items. ARR consists of contributions from our subscription revenue streams and does not include travel revenue or enrollment fees. We calculate ARR as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate for each applicable subscription type at the end of the period for which ARR is being calculated.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement between Thayer and the Company (the “Merger Agreement”) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (‘SPACs”) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov, including under “Risk Factors” in Part I, Item 1A of Thayer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and in Part II, Item 1A of Thayer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021, as amended.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

For Inspirato:

Media Relations:

Jason Chudoba / Megan Kivlehan / Matthew Chudoba

InspiratoPR@icrinc.com

Investor Relations:

InspiratoIR@icrinc.com

For Thayer Ventures Acquisition Corporation:

Investor Relations

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

TVAC@mzgroup.us

INSPIRATO LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except unit amounts)

	December 31, 2020	September 30, 2021
		(unaudited)
Assets
Current assets
Cash and cash equivalents	$62,772	$78,855
Restricted cash	4,229	2,960
Accounts receivable, net	2,978	3,140
Accounts receivable - related parties	504	762
Prepaid subscriber travel	11,804	15,660
Prepaid expenses	6,111	6,335
Other current assets	908	832

Total current assets	89,306	108,544
Property & equipment, net	8,954	8,490
Goodwill	21,233	21,233
Other long-term assets	1,113	1,073

Total assets	$120,606	$139,340

Liabilities
Current liabilities
Accounts payable	$16,055	$28,390
Accrued liabilities	3,078	5,330
Deferred revenue	126,029	155,488
Debt	14,000	13,267
Deferred rent	1,423	900

Total current liabilities	160,585	203,375
Deferred revenue	22,933	17,847
Debt	9,550	—
Deferred rent	6,872	7,828
Warrants	91	548

Total liabilities	200,031	229,598
Commitments and contingencies (Note 9)
Temporary equity
Series A-1; 222,239 authorized, issued, and outstanding	13,108	13,108
Series A-2; 130,262 authorized, issued, and outstanding	5,489	5,489
Series B; 193,094 authorized, issued, and outstanding	19,860	19,860
Series B-1; 127,609 authorized; 123,621 issued and outstanding	15,282	15,282
Series D; 157,849 authorized, issued, and outstanding	20,125	20,125
Series E; 132,317 authorized; 97,667 issued and outstanding	9,916	9,916

Total temporary equity	83,780	83,780
Members’ deficit
Series C; 491,467 authorized, issued, and outstanding	21,477	21,477
Common units 4,470,000 authorized; 1,166,154 issued and outstanding	—	—
Accumulated deficit	(184,682)	195,515)
Total members’ deficit	(163,205)	(174,038)

Total liabilities, temporary equity, and members’ deficit	$120,606	$139,340

INSPIRATO LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands, except per unit amounts)

	Three months ended
	September 30,
	2020	2021
Revenue	$42,665	$64,824
Cost of revenue (including depreciation of $425 and $402 in 2020 and 2021 respectively)	25,297	42,394

Gross margin	17,368	22,430
General and administrative (including equity-based compensation of $824 and $1,872 in 2020 and 2021 respectively)	6,731	15,530
Sales and marketing	2,937	7,856
Operations	4,400	6,457
Technology and development	664	1,177
Depreciation and amortization	857	593
Interest, net	120	(64)

Net income (loss) and comprehensive income (loss)	$1,659	$(9,119)

Basic weighted average common units	1,166,154	1,166,154
Basic income (loss) per common unit	$1.42	$(7.82)
Diluted weighted average common units	2,786,571	1,166,154
Diluted income (loss) per common unit	$0.60	$(7.82)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands, except per unit amounts)

	Nine months ended
	September 30,
	2020	2021
Revenue	$125,703	$166,390
Cost of revenue (including depreciation of $1,305 and $1,283 in 2020 and 2021 respectively)	70,200	110,106

Gross margin	55,503	56,284
General and administrative (including equity-based compensation of $1,877 and $2,847 in 2020 and 2021 respectively)	20,819	37,188
Sales and marketing	10,908	19,105
Operations	14,139	17,336
Technology and development	2,016	2,957
Depreciation and amortization	2,713	1,876
Interest, net	282	483
Warrant fair value losses	—	456
Gain on forgiveness of debt	—	(9,518)

Net income (loss) and comprehensive income (loss)	4,626	(13,599)

Basic weighted average common units	1,166,154	1,166,154
Basic income (loss) common per unit	$3.97	$(11.66)
Diluted weighted average common units	2,786,571	1,166,154
Diluted income (loss) per common unit	$1.66	$(11.66)

RECONCILIATION OF FREE CASH FLOW

(UNAUDITED)

(in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2021	2021	2021
Net cash provided by (used in) operating activities	$(5,241)	$(1,270)	$4,569	$18,355
Development of internal-use software	(249)	(656)	(1,769)	(919)
Purchase of property and equipment	(237)	(715)	(1,747)	(1,776)

Net cash used in investing activities	(486)	(1,371)	(3,516)	(2,695)

Free Cash Flow	$(5,727)	$(2,641)	$1,053	$15,660

RECONCILIATION OF ADJUSTED EBITDA

(UNAUDITED)

(in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2021	2020	2021
Net income (loss)	$1,659	$(9,119)	$4,626	$(13,599)
Interest expense, net	120	(64)	282	483
Depreciation and amortization	1,282	995	4,018	3,159
Equity-based compensation expense	824	1,872	1,877	2,847
Warrant fair value losses	—	—	—	456
Public company readiness costs	—	3,007	—	6,677
Pandemic-related severance costs	—	—	607	—
Gain on forgiveness of debt	—	—	—	(9,518)

Adjusted EBITDA	$3,885	$(3,309)	$11,410	$(9,495)